UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of October 2006
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Notice of Annual General Meeting to ordinary shareholders, dated October 1, 2006.
Ex-99.2 Form of Proxy for use by ordinary shareholders.
Ex-99.3 Depositary's Notice of Annual General Meeting to holders of ADSs, dated October 1, 2006.

Other Events
     WNS (Holdings) Limited (the “Company”) has given notice, dated October 1, 2006, to its shareholders of its annual general meeting to be held in Jersey, Channel Islands, on Tuesday, October 31, 2006. A copy of the notice setting forth the agenda for such meeting is attached hereto as Exhibit 99.1. A form of proxy which has also been furnished by the Company to its shareholders is attached hereto as Exhibit 99.2. A copy of the notice of such meeting provided by the depositary of the Company’s American Depositary Shares (“ADS”) to holders of ADSs is attached hereto as Exhibit 99.3.
Exhibits
99.1	Notice of Annual General Meeting to ordinary shareholders, dated October 1, 2006.

99.2	Form of Proxy for use by ordinary shareholders.

99.3	Depositary’s Notice of Annual General Meeting to holders of ADSs, dated October 1, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: October 2, 2006

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Notice of Annual General Meeting to ordinary shareholders, dated October 1, 2006.

99.2	Form of Proxy for use by ordinary shareholders.

99.3	Depositary’s Notice of Annual General Meeting to holders of ADSs, dated October 1, 2006.